CANADA SOUTHERN PETROLEUM LTD.

News Release

UPDATE ON ACTIVITIES

Calgary, Alberta, February 3, 2006 – Canada Southern Petroleum Ltd. (the “Company”) (NASDAQ:CSPLF, TSX:CSW) announces that we continue to increase our production and cash flows.

Pipeline tie-ins

Of the five wells previously disclosed as awaiting tie-in for production, three have been tied-in and two are waiting on regulatory approval.

Two non-operated wells at Buick Creek are now on production.  At Mike/Hazel our 100% interest a-81-H/94-H-3 well has been tied in and is currently undergoing final pipeline integrity testing, with production expected to commence imminently.  We remain optimistic that the remaining two wells will also be tied in prior to spring break-up.  These wells include the 100% interest Buick Creek d-60-C/94-A-14 and the 85% interest Mike/Hazel a-19-L/94-H-2.

As disclosed in our corporate presentation, we continue to expect our production additions from these five wells to be in the range of 240-440 boe/d.  To put this in perspective, using our third quarter 2005 average production of 1,285 boe/d, these additions would represent a 19% to 34% increase.

Drilling

The Company has recently received regulatory approval for our previously disclosed three winter drilling locations identified last fall in the Mike/Hazel area.  With approvals in hand, we are proceeding to prepare the leases for drilling.  It is currently uncertain if drilling services will be available prior to spring breakup, however with the leases prepared, we will be in a position to take immediate advantage of any suitable drilling rig availability.

Other

At Kotaneelee, the L-38 well continues to flow at approximately 16.5 mmcf/d, contributing approximately 3.8 mmcf/d (636 boe/d) in sales to the Company and has not produced any meaningful formation water to date.  The very low decline rate experienced by this well so far has exceeded our expectations.

At Granlea in southern Alberta, we continue to evaluate our proprietary 3-D seismic and remain optimistic that we will be drilling in the area later this year.  Based on this technical evaluation, we have recently acquired an additional 1,280 acres of prospective, contiguous, 100% working interest lands.

In 2006, we have also increased our undeveloped land base by 3,260 acres of 100% working interest land in certain of our other core areas.

Investment Community Presentations

Commencing in the fourth quarter of 2005, we have been making presentations to the Calgary-based investment community, and expect to continue to do so in 2006.  We have presented to both multinational financial institutions as well as smaller regional houses.  (The presentation being made by the Company is available on its website, www.cansopet.com).  Presentations to U.S. institutions not represented in Calgary may be added during the first half of 2006.

######

Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada.  The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada.  The Company’s common shares are traded on the NASDAQ Capital Market under the symbol “CSPLF,” and on the Toronto Stock Exchange under the symbol “CSW”.  The Company has 14,496,165 shares outstanding.

This document may contain certain forward-looking statements relating, but not limited, to operations, financial performance, business prospects and strategies of the Company.  Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook on, without limitation, commodity prices, estimates of future production, the estimated amounts and timing of capital expenditures, anticipated future debt levels and royalty rates, or other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance.

Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information of the Company involves numerous assumptions, inherent risks and uncertainties both general and specific that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur.  These factors include, but are not limited to: the pricing of natural gas and oil; the effects of competition and pricing pressures; risks and uncertainties involving the geology of natural gas and oil; operational risks in exploring for, developing and producing natural gas and oil; the uncertainty of estimates and projections relating to production, costs and expenses; the significant costs associated with the exploration and development of the properties on which the Company has interests, particularly the Kotaneelee field; shifts in market demands; risks inherent in the Company's marketing operations; industry overcapacity; the strength of the Canadian economy in general; currency and interest rate fluctuations; general global and economic and business conditions; changes in business strategies; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; various events which could disrupt operations, including severe weather conditions, technological changes, our anticipation of and success in managing the above risks; potential increases in maintenance expenditures; changes in laws and regulations, including trade, fiscal, environmental and regulatory laws; and health, safety and environmental risks that may affect projected reserves and resources and anticipated earnings or assets.  See also the information set forth under the heading "Information Concerning the Oil and Natural Gas Industry" in our 2004 Annual Information Form.  Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

We caution that the foregoing list of important factors is not exhaustive.  We undertake no obligation to update publicly or revise the forward-looking information provided in this document, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

For further information contact: John W. A. McDonald, President and Chief Executive Officer, at (403) 269-7741.